BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

August 18, 2022

BNY Mellon State Municipal Bond Funds

- BNY Mellon Connecticut Fund

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation

To Whom it May Concern:

Effective September 1, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Connecticut Fund (the "Fund"), a series of BNY Mellon State Municipal Bond Funds (the "Trust"), as follows:

Until September 1, 2023, BNYM Investment Adviser, has contractually agreed to waive receipt of a portion of its management fees, in the amount of .10% of the value of the fund's average daily net assets until September 1, 2023. On or after September 1, 2023, BNYM Investment Adviser may terminate this waiver agreement at any time. In addition, BNYM Investment Adviser has contractually agreed, until September 1, 2023, to assume the direct expenses of Class Y so that the direct expenses of Class Y do not exceed the direct expenses of Class I. On or after September 1, 2023, BNYM Investment Adviser may terminate this expense limitation agreement for Class Y at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to September 1, 2023, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

         James Bitetto

         Secretary

Accepted and Agreed To:

BNY MELLON STATE MUNICIPAL BOND FUNDS,

On Behalf of BNY Mellon Connecticut Fund

By: /s/ James Windels

James Windels

Treasurer